Points International Ltd. Announces Fourth Quarter and Fiscal Year 2006 Conference Call

TORONTO, February 22 – Points International Ltd. (TSX: PTS; OTC: PTSEF; "Points" or "the Company"), owner and operator of the world's leading reward-management portal, Points.com, announced today that it will report financial results for the fourth quarter and fiscal year ended December 31, 2006, after the market close on Wednesday, March 7, 2007.

The Company also announced that Rob MacLean, Chief Executive Officer, will host a conference call to discuss the results on the same day at 4:30 p.m. Eastern Time.

To participate in the conference call, investors from the US and Canada should dial (800) 231-9012 ten minutes prior to the scheduled start time. International callers should dial 1 (719) 457-2617. If you are unable to participate in the live call, a replay will be available through March 22, 2006. To access the replay, dial (888) 203-1112 (passcode: 3842462). International callers should dial 1 (719) 457-0820 and use the same passcode.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

CONTACT:
Christopher Barnard, President Points International Ltd. (416) 596-6381 christopher.barnard@points.com	Allyson Pooley Integrated Corporate Relations (310) 954-1100 allyson.pooley@icrinc.com